

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2015

Via E-mail
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman, Suite 100
Newport Beach, California 92660

> **Re:** **Terra Tech Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Statement of Operations, page F-4

1.   We note from this statement that you recorded "Loss from derivatives issued with debt greater than debt carrying value" and "Gain (Loss) on fair market valuation of derivatives" during the years ended December 31, 2013 and 2014, but we do not see where you have made any disclosures regarding the derivative instruments you hold. Please explain to us the nature of any derivatives you hold and clearly explain how you are accounting for them, citing any authoritative literature upon which you are relying. Revise future filings to provide all applicable disclosures required by FASB ASC 815.

Note 15 – Litigation and Claims, page F-25

2.   We see your disclosure that "depending on the amount and timing of such disposition, an unfavorable resolution of some or all of these matters could materially affect the future

results of operations or cash flows in a particular period." Further we see you disclosed that you have not made any accrual for potential losses relating to pending litigation. Please explain to us how you considered the disclosure requirements of FASB ASC 450-20-50. In this regard, please note that if there is at least a reasonable possibility that a loss could be incurred that exceeds amounts accrued for any loss contingency outstanding, you are required to disclose an estimate of the reasonably possible loss or range of loss for the contingency. If such an estimate cannot be made, you should include disclosures that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Revise future filings, as necessary, to include all disclosures required by FASB ASC 450-20-50.

Item 9A. Controls and Procedures, page 35

3.   We note that given several material weaknesses identified during management's assessment of the effectiveness of your internal control over financial reporting, management concluded that your internal control over financial reporting was <u>not effective</u> as of December 31, 2014. We also note that one of the material weaknesses identified in your internal controls and procedures included ineffective controls over period end financial disclosures and reporting processes. In light of this please explain to us how you concluded that your disclosure controls and procedures were effective at December 31, 2014.

4.   As a related matter, we note that Management´s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013. Please tell us the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment disclosed in this Form 10-K. In future filings please identify the version of the COSO Integrated Framework you used in the assessment. Refer to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Jay Webb for

Martin James
Senior Assistant Chief Accountant